Filed Pursuant to Rule 424(b)(3)
Registration Number 333-60688

PROSPECTUS SUPPLEMENT NO. 3

LENDINGTREE, INC.

Up to 24,099,365 shares of Common Stock

     This prospectus supplement relates to the resale by holders of shares of LendingTree’s common stock. This is a supplement to the prospectus dated July 2, 2001, forming a part of the Registration Statement on Form S-3 (Registration No. 333-60688) filed by LendingTree, Inc. with the Securities and Exchange Commission. The prospectus was previously supplemented by prospectus supplement no. 1 filed August 16, 2001 and prospectus supplement no. 2 filed February 26, 2002.

     This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated July 2, 2001, as supplemented hereby and by prospectus supplement nos. 1 and 2, and is qualified by reference to the prospectus as so supplemented except to the extent that information contained herein or in any other prospectus supplement expressly supersedes any information contained in the prospectus or in any prior prospectus supplement.

SELLING STOCKHOLDERS

     We have been informed that on November 12, 2002, Specialty Finance Partners sold a total of 1,843,274 shares of our Series A 8% Convertible Preferred Stock (“Preferred Stock”) beneficially owned by it to Fidelity National Title Company, Fidelity National Title Insurance Company and Chicago Title Insurance Company of Oregon.

     Shares of our Preferred Stock are convertible, at the option of the holder, into the number of shares of our common stock determined by dividing the current stated value per share plus accrued but unpaid dividends by the conversion price. The holders of our Preferred Stock are entitled to receive dividends equal to 8% of the stated value per share payable at our option in cash or by an upward adjustment to the stated value per share on a quarterly dividend payment date. The stated value per share is equal to the original purchase price of the Preferred Stock of $3.50 per share, subject to adjustment for dividends that are not paid in cash. Each share of Preferred Stock was convertible into 1.085026224 shares of our common stock on September 30, 2002.

     The following table sets forth, as of the date of this prospectus supplement:

•	the names of the purchasers described above,

•	the number of shares and percentage of our common stock beneficially owned by the purchasers,

•	the number of shares of our common stock owned by the purchasers that may be offered for sale from time to time pursuant the prospectus (as supplemented hereby), and

•	the number of shares and percentage of our common stock to be beneficially owned by the purchasers assuming the sale of all of the shares offered hereby.

     The following table also updates such information for Specialty Finance Partners.

     Except for the ownership of our Preferred Stock and common stock, none of Fidelity National Title Company, Fidelity National Title Insurance Company or Chicago Title Insurance Company of Oregon has had any material relationship with us in the past three years.

     The information in the prospectus under the table “Selling Stockholders” is hereby modified as set forth below to add information regarding the three purchasers described above and to update the information contained therein regarding Specialty Finance Partners:

			Percent of				Percent of
			Outstanding				Outstanding
	Shares		LendingTree	Shares That		Shares	LendingTree
Name of Selling	Beneficially		Common	May be		Owned After	Common
Stockholder	Owned*		Stock*	Offered*		Offering	Stock*

Fidelity National Title Company (1)	909,081	(2)	3.9%	1,145,449	(2)	—	—

Fidelity National Title Insurance Company (1)	863,641	(3)	3.7%	1,088,195	(3)	—	—

Chicago Title Insurance Company of Oregon (1)	227,280	(4)	1.0%	286,374	(4)	—	—

Specialty Finance Partners (5)	4,426,524	(6)	17.9%	5,034,972	(6)	—	—

*	All share amounts have been rounded upward to the nearest whole share. Percentage amounts are based on 22,331,571 shares of LendingTree common stock outstanding as of November 11, 2002 and are calculated in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934.

(1)	The addresses of each of Fidelity National Title Company, Fidelity National Title Insurance Company and Chicago Title Insurance Company of Oregon is c/o Fidelity National Financial, Inc., 4050 Calle Real, Suite 220, Santa Barbara, CA 93110-3413.

(2)	Amount beneficially owned consists of 909,081 shares of our common stock into which 837,842 shares of our Preferred Stock were convertible at September 30, 2002. Shares that may be offered includes an additional 238,768 shares of common stock that may be issuable in the future as a result of dividends on the Preferred Stock. Excludes 1,582,567 shares of our common stock held by Chicago Title Insurance Company, an affiliated entity.

(3)	Amount beneficially owned consists of 863,641 shares of our common stock into which 795,963 shares of our Preferred Stock were convertible at September 30, 2002. Shares that may be offered includes an additional 224,554 shares of common stock that may be issuable in the future as a result of dividends on the Preferred Stock. Excludes 1,582,567 shares of our common stock held by Chicago Title Insurance Company, an affiliated entity.

(4)	Amount beneficially owned consists of 227,280 shares of our common stock into which 209,469 shares of our Preferred Stock were convertible at September 30, 2002. Shares that may be offered includes an additional 59,094 shares of common stock that may be issuable in the future as a result of dividends on the Preferred Stock. Excludes 1,582,567 shares of our common stock held by Chicago Title Insurance Company, an affiliated entity.

(5)	Specialty Finance Partners’ address is 54 Thompson Street, New York, New York 10012.

(6)	Amount beneficially owned includes 2,340,104 shares of our common stock into which 2,156,726 shares of our Preferred Stock were convertible at September 30, 2002. Shares that may be offered includes an additional 608,448 shares of common stock that may be issuable in the future as a result of dividends on the Preferred Stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 12, 2002